Exhibit (a)(19)

[Letterhead Of Wolf Popper LLP]

November 21, 2005

By PDF File

Yosef J. Riemer, Esq.
Kirkland & Ellis LLP
Citicorp Center
153 East 53rd Street
New York, NY 10022-4611

Re: Net2Phone Litig. (Del. Ch. Ct. and Superior Ct.. Ch. Div., NJ)

Dear Yosef:

     Plaintiffs and their financial adviser have reviewed Net2Phone's, Inc.'s recent Form 8-K and press release, dated November 17, 2005. We believe that the recent development described in this filing favorably impacts the present value of Net2Phone common shares and negatively impacts the fairness of the Offer to Purchase by NTOP Acquisition, Inc. and IDT Corporation. Since plaintiffs' acceptance of the $2.00 per share Offer was not predicated on this recent development, we now believe that the $2.00 per share Offer should be increased. We have communicated our view to counsel for IDT Corporation today.

     Plaintiffs' counsel and financial adviser are available to discuss this with representatives of the Special Committee at your earliest convenience.

Sincerely, /s/ Robert M. Kornreich Robert M. Kornreich

RMK:rd
cc:	Richard B. Brualdi, Esq.
Edward Korsinsky, Esq.